Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 6, 2006 relating to the financial statements, financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in Kimco Realty Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005. We also consent to the incorporation by reference of our report dated May 5, 2006 relating to the combined historical summary of revenues and certain expenses of the Puerto Rico Portfolio which appears in the Company’s Current Report on Form 8-K dated May 8, 2006. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
May 8, 2006